Exhibit 99.1

Scorpio Tankers Announces Closing of the Previously Announced Acquisition of the Leasehold Interest of 19 Product Tankers and the $50 Million Private Placement

MONACO, Sept. 27, 2019 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") announced today that it has closed the previously announced acquisition of the Trafigura Maritime Logistics Pte. Ltd. (“Trafigura”) subsidiaries, which have leasehold interests in 19 product tankers (the “Vessels”), for an aggregate value of $803 million.

The acquisition of the leasehold interests in the Vessels included a finance lease arrangement with a financial institution under a bareboat contract arrangement.  The aggregate value of the Vessels is $803.0 million, and after the assumption of the present value of the finance lease arrangement of approximately $670 million, the Company issued approximately 4.6 million shares at $29.00 per share to Trafigura for an aggregate market value of $132.6 million.  The above-mentioned shares are subject to a customary lock-up through December 31, 2019.

The Company also announced today that it has closed on the private placements with Trafigura for $35 million and Scorpio Services Holding Ltd., a related party, for $15 million, for an aggregate of $50 million or approximately 1.7 million shares at $29.00 per share.

As of today, Scorpio Tankers has 58,142,400 common shares issued and outstanding.

The acquisition consists of leasehold interests in four LR2s and 15 MRs for a total of 19 product tankers.  Fifteen of the vessels are currently on the water with an average age of 0.5 years, and the remaining four MR vessels will be delivered in 2020. All Vessels have exhaust gas cleaning systems, commonly known as scrubbers.   The commercial and technical managements of the Vessels are being transitioned to Scorpio Tankers and all of the delivered Vessels will be in the Scorpio MR Pool or the Scorpio LR2 Pool during the fourth quarter of 2019.

About Scorpio Tankers Inc.

Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. The Company currently owns or finance leases 124 product tankers (42 LR2 tankers, 12 LR1 tankers, 56 MR tankers and 14 Handymax tankers) with an average age of 3.7 years and bareboat charters-in 10 product tankers (three MR tankers and seven Handymax tankers). In addition, the Company will bareboat charter-in four MR tankers that are currently under construction and are scheduled to be delivered in 2020 (two in January, one in March, and one in September).

Forward-Looking Statements

The matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Scorpio Tankers desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements. The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that Scorpio Tankers will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐ looking statements, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that we have or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see Scorpio Tankers’ filings with the SEC for a complete discussion of certain of these and other risks and uncertainties.

Contact Information
Scorpio Tankers Inc.
(212) 542-1616